Exhibit 28(h)(xvii)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This agreement (this “Agreement”) is entered into as of the 1st day of June, 2012, as amended and restated August 1, 2013, between Heitman Real Estate Securities LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Heitman REIT Fund, a series of the Trust, (the “Fund”) (initially capitalized expressions not otherwise defined in this Agreement shall have the meanings ascribed to them in that certain Investment Advisory Agreement dated as of June 1, 2012 by and between the Trust, on behalf of the Fund, and the Adviser).

WHEREAS, the Adviser believes that a limitation of the Fund’s expenses through June 30, 2015 will enhance the Fund’s opportunities to maintain and grow assets, which, in turn, will benefit the Adviser by maintaining or increasing the asset based advisory fee received by the Adviser; and

WHEREAS, the Adviser is prepared to agree contractually to waive or reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses (excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions) do not exceed the levels described below in accordance with the following terms and conditions; and

WHEREAS, the Adviser wishes to extend the term of the Agreement dated June 1, 2012 for an additional period ended June 30, 2015;

NOW, THEREFORE, the parties agree as follows:

1.                                      Fee Reduction.  The Adviser agrees that from the commencement of the operations of the Fund through June 30, 2015, it will waive or reduce its advisory fees and/or reimburse certain Fund expenses to the Fund to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, Acquired Fund Fees and Expenses, interest, extraordinary items, and brokerage commissions) do not exceed  (on an annual fiscal year basis) 1.50%, 1.19% and 0.95%, as a percentage of average daily net assets, of Class A shares, Class Z shares and Institutional Class shares, respectively (the “Fee Cap”).

2.                                      Fee Recovery.  If in any fiscal year in which this Agreement is still in effect and the Fund’s currently accrued operating expenses for such fiscal year are less than the Fee Cap for that fiscal year, the Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, in whole or in part as provided below, the advisory fees waived or reduced and/or Fund expenses reimbursed by the Adviser to the Fund pursuant to Section 1 hereof. The total amount of reimbursement to which the Adviser may be entitled with respect to any fiscal year (“Reimbursement Amount”) shall equal the sum of all advisory fees previously waived or reduced by the Adviser and all Fund expenses reimbursed by the Adviser to the Fund, pursuant to Section 1 hereof, during any of the previous three (3) fiscal years, less any reimbursement previously paid by such Fund to the Adviser, pursuant to this Section 2, with respect to such waivers, reductions, and reimbursements during any of the previous three (3) fiscal years. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

3.                                      Amendment.  This Agreement shall remain in full force and effect unless and until terminated, modified or otherwise revised by the mutual agreement of the parties, as provided for in writing.

4.                                      Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Executed as of the date first set forth above.

Heitman Real Estate Securities LLC

By:	/s/ William E. Pogorelec
Name:	William E. Pogorelec
Title:	Vice President

FundVantage Trust, on behalf of the Heitman REIT Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President